**VALDEYAN CORP**
**Profit & Loss**
January through December 2023

| | Jan 23 | Feb 23 | Mar 23 | Apr 23 | May 23 | Jun 23 | Jul 23 | Aug 23 | Sep 23 | Oct 23 | Nov 23 | Dec 23 | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Ordinary Income/Expense** | | | | | | | | | | | | | |
| **Income** | | | | | | | | | | | | | |
| 43800 · Food Sales | 55,099.66 | 75,347.24 | 129,955.42 | 95,054.95 | 100,161.40 | 135,733.05 | 110,341.52 | 134,209.59 | 116,742.57 | 117,838.96 | 99,100.29 | 136,563.49 | 1,306,148.14 |
| **Total Income** | 55,099.66 | 75,347.24 | 129,955.42 | 95,054.95 | 100,161.40 | 135,733.05 | 110,341.52 | 134,209.59 | 116,742.57 | 117,838.96 | 99,100.29 | 136,563.49 | 1,306,148.14 |
| **Cost of Goods Sold** | | | | | | | | | | | | | |
| 50900 · Food Purchases | 19,093.60 | 28,991.20 | 32,709.55 | 30,803.38 | 40,188.47 | 45,110.49 | 41,503.37 | 31,878.28 | 30,130.77 | 33,426.11 | 28,706.90 | 32,870.03 | 395,412.15 |
| 51800 · Merchant Account Fees | 105.05 | 121.90 | 204.44 | 179.89 | 160.20 | 108.77 | 137.28 | 163.70 | 0.00 | 0.00 | 0.00 | 0.00 | 1,181.23 |
| 53100 · Restaurant Supplies | 505.39 | 4,482.19 | 3,914.96 | 11,573.48 | 9,088.10 | 7,776.34 | 7,411.26 | 15,565.70 | 9,623.24 | 10,383.26 | 8,387.69 | 8,153.30 | 96,864.91 |
| **Total COGS** | 19,704.04 | 33,595.29 | 36,828.95 | 42,556.75 | 49,436.77 | 52,995.60 | 49,051.91 | 47,607.68 | 39,754.01 | 43,809.37 | 37,094.59 | 41,023.33 | 493,458.29 |
| **Gross Profit** | 35,395.62 | 41,751.95 | 93,126.47 | 52,498.20 | 50,724.63 | 82,737.45 | 61,289.61 | 86,601.91 | 76,988.56 | 74,029.59 | 62,005.70 | 95,540.16 | 812,689.85 |
| **Expense** | | | | | | | | | | | | | |
| 26300 · KABBAGE LOAN 11012 | -14,316.66 | 4,371.93 | 4,371.93 | 4,371.93 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 1,200.87 | 0.00 |
| 26400 · Ascendus inc Loan | 0.00 | 0.00 | 0.00 | -6,909.00 | 0.00 | 1,383.18 | 1,383.18 | 1,383.18 | 0.00 | 0.00 | 0.00 | 2,759.46 | 0.00 |
| 60000 · Advertising and Promotion | 19.52 | 0.00 | 138.61 | 219.09 | 26.14 | 308.07 | 13.07 | 13.07 | 127.95 | 86.52 | 188.81 | 211.99 | 1,352.84 |
| 60300 · TRANSPORTATION | 252.67 | 183.42 | 4,596.60 | 1,047.00 | 1,624.36 | 1,746.25 | 2,155.28 | 3,005.42 | 2,459.59 | 4,499.28 | 2,090.96 | -1,642.88 | 22,017.95 |
| 60400 · Bank Service Charges | 204.95 | 350.95 | 350.95 | 85.51 | 139.95 | 144.31 | 31.95 | 151.44 | 103.95 | 81.95 | 37.95 | 221.95 | 1,905.81 |
| 61600 · SOFTWARE | 445.54 | 506.76 | 347.69 | 289.52 | 237.04 | 464.50 | 548.80 | 353.47 | 305.44 | 690.53 | 303.08 | 284.51 | 4,776.88 |
| 61700 · Computer and Internet Expenses | 0.00 | 0.00 | 76.20 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 81.92 | 0.00 | 0.00 | 158.12 |
| 62400 · Depreciation Expense | 110.02 | 128.03 | 69.76 | 221.43 | 698.72 | 69.76 | 404.55 | 133.51 | 657.69 | 378.72 | 2,656.72 | 300.48 | 5,829.39 |
| 63300 · Insurance Expense | 0.00 | 0.00 | 317.01 | 363.97 | 2,028.69 | 2,026.01 | 712.30 | 4,396.62 | 0.00 | 4,862.64 | 2,037.44 | 1,025.29 | 17,769.97 |
| 64900 · Office Supplies | 0.00 | 109.38 | 59.04 | 328.03 | 33.15 | 116.24 | 481.44 | 128.67 | 1,056.46 | 345.25 | 3,248.57 | 1,676.80 | 7,583.03 |
| 66000 · Payroll Expenses | 23,972.69 | 17,856.23 | 36,449.18 | 20,147.41 | 33,338.93 | 33,792.27 | 20,317.04 | 25,805.47 | 29,902.71 | 31,543.38 | 22,637.22 | 27,061.91 | 322,824.44 |
| 66500 · FEDERAL TAXES | 2,081.10 | 545.13 | 1,385.31 | 1,731.26 | 1,242.99 | 3,184.94 | 3,766.27 | 3,411.57 | 5,181.13 | 7,413.69 | 4,152.54 | 3,658.40 | 37,754.33 |
| 66700 · Professional Fees | 210.00 | 610.00 | 1,130.00 | 550.00 | 550.00 | 1,310.00 | 900.00 | 550.00 | 790.00 | 850.00 | 790.00 | 790.00 | 9,030.00 |
| 67100 · Rent Expense | 13,031.86 | 6,415.40 | 16,415.40 | 6,717.75 | 23,287.62 | 16,415.40 | 25,550.01 | 27,294.08 | 18,672.01 | 12,012.50 | 25,902.98 | 20,672.01 | 212,387.02 |
| 67200 · Repairs and Maintenance | 377.04 | 919.29 | 1,559.60 | 1,798.79 | 197.56 | 421.68 | 1,099.47 | 644.39 | 173.17 | 305.56 | 626.96 | 385.07 | 8,508.58 |
| 67300 · MEALS | 510.75 | 107.32 | 432.95 | 1,664.54 | 646.85 | 1,732.02 | 1,314.18 | 1,964.82 | 3,665.97 | 1,726.44 | 5,929.37 | 2,108.59 | 21,803.80 |
| 67400 · MISCELANEOUS | 556.40 | 178.28 | 91.51 | 188.96 | 395.88 | 793.52 | 672.97 | 1,784.58 | 538.53 | 479.96 | 2,951.19 | 958.20 | 9,589.98 |
| 67500 · ENTERTAINMENT | 0.00 | 0.00 | 54.44 | 157.83 | 0.00 | 245.32 | 282.64 | 0.00 | 55.97 | 101.94 | 149.44 | 693.68 | 1,741.26 |
| 67700 · TRAVEL EXPENSES | 252.28 | 0.00 | 0.00 | 1,676.17 | 777.44 | 0.00 | 2,161.34 | 2,045.31 | 1,614.25 | 325.02 | 331.92 | 2,753.78 | 11,937.51 |
| 67800 · WASTE SERVICE | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 2,365.20 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 2,365.20 |
| 67900 · PEST CONTROL | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 97.56 | 429.62 | 597.52 | 292.68 | 1,417.38 |
| 68200 · CABLE TV | 0.00 | 0.00 | 0.00 | 96.91 | 0.00 | 15.99 | 196.83 | 294.53 | 157.95 | 87.96 | 87.96 | 171.89 | 1,110.02 |
| 68500 · Uniforms | 0.00 | 23.20 | 0.00 | 0.00 | 0.00 | 98.05 | 290.34 | 462.11 | 801.11 | 560.04 | 471.81 | 1,154.98 | 3,861.64 |
| 68600 · Utilities | 686.80 | 1,350.50 | 2,712.59 | 3,088.91 | 6,811.89 | 2,921.55 | 3,679.21 | 5,240.05 | 2,870.32 | 822.05 | 1,198.56 | 1,005.72 | 32,388.15 |
| **Total Expense** | 28,394.96 | 33,655.82 | 70,558.77 | 37,836.01 | 72,037.21 | 67,189.06 | 68,326.07 | 79,062.29 | 69,231.76 | 67,684.97 | 76,391.00 | 67,745.38 | 738,113.30 |
| **Net Ordinary Income** | 7,000.66 | 8,096.13 | 22,567.70 | 14,662.19 | -21,312.58 | 15,548.39 | -7,036.46 | 7,539.62 | 7,756.80 | 6,344.62 | -14,385.30 | 27,794.78 | 74,576.55 |
| **Net Income** | 7,000.66 | 8,096.13 | 22,567.70 | 14,662.19 | -21,312.58 | 15,548.39 | -7,036.46 | 7,539.62 | 7,756.80 | 6,344.62 | -14,385.30 | 27,794.78 | 74,576.55 |

# VALDEYAN CORP
# Balance Sheet
### As of December 31, 2023

|  | Dec 31, 23 |
|---|---|
| **ASSETS** | |
|   **Current Assets** | |
|     **Checking/Savings** | |
|       **11000 · Bank Accounts** | |
|         11100 · Capital One Bank 3334 | 32,807.23 |
|         11200 · Bank of America 090821 | 7,489.43 |
|       **Total 11000 · Bank Accounts** | 40,296.66 |
|     **Total Checking/Savings** | 40,296.66 |
|   **Total Current Assets** | 40,296.66 |
|   **Fixed Assets** | |
|     15000 · Furniture and Equipment | 36,700.00 |
|   **Total Fixed Assets** | 36,700.00 |
| **TOTAL ASSETS** | **76,996.66** |
| **LIABILITIES & EQUITY** | |
|   **Liabilities** | |
|     **Current Liabilities** | |
|       **Credit Cards** | |
|         26000 · LOAN SBAD TREAS | 24,841.09 |
|       **Total Credit Cards** | 24,841.09 |
|       **Other Current Liabilities** | |
|         26100 · IOU FINANCIAL LOAN | 17,579.89 |
|       **Total Other Current Liabilities** | 17,579.89 |
|     **Total Current Liabilities** | 42,420.98 |
|   **Total Liabilities** | 42,420.98 |
|   **Equity** | |
|     30000 · Opening Balance Equity | 90,000.00 |
|     32000 · Retained Earnings | -130,000.87 |
|     Net Income | 74,576.55 |
|   **Total Equity** | 34,575.68 |
| **TOTAL LIABILITIES & EQUITY** | **76,996.66** |

# VALDEYAN CORP
## Statement of Cash Flows
### January through December 2023

|  | Jan - Dec 23 |
|---|---|
| **OPERATING ACTIVITIES** |  |
| Net Income | 74,576.55 |
| Adjustments to reconcile Net Income to net cash provided by operations: |  |
| 26100 · IOU FINANCIAL LOAN | -42,640.43 |
| **Net cash provided by Operating Activities** | 31,936.12 |
| **Net cash increase for period** | 31,936.12 |
| **Cash at beginning of period** | 8,360.54 |
| **Cash at end of period** | **40,296.66** |